Filed by GCM Grosvenor Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 001-38759

We are excited to announce that GCM Grosvenor will become a public company through a merger with CF Finance Acquisition Corp (NASDAQ:CFFA). Upon closing, the business is expected to be publicly listed on the NASDAQ stock exchange. We look forward to the value we expect this transaction will create for our clients, our employees, and all other stakeholders. Current management will continue to lead the firm and we will continue to operate with the same “client first” culture that has guided us for almost 50 years.

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